Exhibit 99.1

Celestica Completes Acquisition of PCI Private Limited

TORONTO, November 1, 2021 -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing, and supply chain solutions for the world’s most innovative companies, today announced that it has completed its previously announced acquisition of Singapore-based PCI Private Limited (PCI), an electronics manufacturing services (EMS) provider in Asia.

The acquisition of PCI advances Celestica’s high-growth, high-margin strategy by expanding its capabilities in key markets and strengthening its presence in Asia to serve a diverse customer base across the U.S. and Europe. PCI has five design and manufacturing centers strategically located in Asia, and more than 50 years of operational expertise with a deep understanding of competitive dynamics in the Asia Pacific region.

Acquiring PCI will enable Celestica to increase its engineering capabilities and talent, diversify its customer base, and expand its Advanced Technology Solutions (ATS) portfolio with high-growth programs, including full product development across the markets Celestica serves.

The acquisition was financed with cash on hand and available borrowings of $220 million under Celestica’s current credit facility. Celestica is currently pursuing the addition of a new term loan under the credit facility, which if obtained, will be used to repay the amounts borrowed under the existing revolver for the acquisition.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: our strategies; the anticipated impact of the acquisition of PCI on our capabilities and our business; and our pursuit of an additional term loan under our current credit facility to repay amounts drawn on our revolver to finance a portion of the acquisition. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the failure to obtain an additional term loan to repay amounts drawn on our revolver to finance a portion of the acquisition of PCI, on acceptable terms, in a timely manner, or at all, and if obtained, that such term loan includes additional restrictive financial or operational covenants, significantly increased interest rates and/or additional significant fees; a material adverse change at PCI; operational impacts that may affect PCI’s ability to achieve anticipated financial results; a failure to successfully integrate the acquisition, further develop our capabilities and/or customer base in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected benefits from the acquisition; our ability to maintain sufficient financial resources and working capital to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from increases in our third-party indebtedness for the acquisition of PCI, as well as the risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2020 Annual Report on Form 20-F (see, among other risk disclosures therein, Item 3(D), “Key Information — Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) and our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include the following: receipt of an additional term loan under our current credit facility in a timely manner and on anticipated and acceptable terms; that we will maintain compliance with applicable (or any new) credit facility covenants; anticipated financial results by PCI will be achieved; that we are able to successfully integrate PCI, further develop our ATS business, and achieve the other expected benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities, as well as those discussed in our public filings at www.sedar.com and www.sec.gov under the heading “Cautionary Note Regarding Forward-Looking Statements” or similarly-captioned sections, including in our 2020 Annual Report on Form 20-F and our most recent MD&A filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts

Celestica Global Communications: (416) 448-2200, media@celestica.com

Celestica Investor Relations: (416) 448-2211, clsir@celestica.com